Filed pursuant to Rule 424(b)(3)
Registration No. 333-176464

ONCOR ELECTRIC DELIVERY COMPANY LLC

SUPPLEMENT NO. 7 TO

MARKET MAKING PROSPECTUS DATED

SEPTEMBER 2, 2011

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 1, 2012

On January 31, 2012, Oncor Electric Delivery Company LLC filed the attached

Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – January 31, 2012

ONCOR ELECTRIC DELIVERY COMPANY LLC

(Exact name of registrant as specified in its charter)

DELAWARE	333-100240	75-2967830
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1616 Woodall Rodgers Fwy., Dallas, Texas 75202

(Address of principal executive offices, including zip code)

Registrants’ telephone number, including Area Code – (214) 486-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
Item 7.01	REGULATION FD DISCLOSURE.

On January 31, 2012, Energy Future Holdings Corp. (“EFH Corp.”), Energy Future Intermediate Holding Company LLC (“EFIH”), and Energy Future Competitive Holdings Company filed a Current Report on Form 8-K (the “EFH 8-K”) containing certain updated financial information with respect to Oncor Electric Delivery Company LLC (“Oncor”) and Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”). This information was included in an offering memorandum delivered to potential investors by EFIH and EFIH Finance Inc. on January 31, 2012. Oncor Holdings, which is the majority owner (approximately 80.03%) of Oncor, is a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. The information included in this Current Report on Form 8-K is being provided to satisfy Oncor’s resulting public disclosure requirements under Regulation FD.

Selected Preliminary Unaudited Financial Data for the Year Ended December 31, 2011

Management of Oncor and Oncor Holdings (collectively, the “Companies”) have prepared the selected preliminary financial data below in good faith based upon the most current information available to management. Normal yearly closing and financial reporting processes with respect to such unaudited preliminary financial data have not been fully completed. As a result, the actual financial results could be different from such unaudited preliminary financial data. The Companies’ independent registered public accounting firm has not completed its audits for the year ended December 31, 2011, and has not performed any review procedures with respect to the unaudited preliminary financial data provided below, nor has it expressed any opinion or any other form of assurance on such information.

While the financial data provided is preliminary and subject to change, the Companies’ do not expect actual financial data for the year ended December 31, 2011 to vary materially from the corresponding preliminary amounts provided below.

Oncor’s unaudited preliminary financial data below has been prepared on a basis consistent with Oncor’s consolidated financial statements for the year ended December 31, 2010, which are included in Oncor’s annual report on Form 10-K for the year ended December 31, 2010 that it filed with the Securities and Exchange Commission (“SEC”) on February 18, 2011. The Oncor Holdings unaudited preliminary financial data below has been prepared on a basis consistent with the consolidated financial statements for the year ended December 31, 2010 for Oncor Holdings which are included in EFIH’s Annual Report on Form 10-K for the year ended December 31, 2010 that it filed with the SEC on February 18, 2011.

Oncor Unaudited Preliminary Financial Data

The EFH 8-K reported preliminary Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions) for the year ended December 31, 2011 as $1,523 million and actual Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions) for the year ended December 31, 2010 as $1,354 million.

Adjusted EBITDA and EBITDA are not recognized terms under United States generally accepted accounting principles (“GAAP”) and, thus, are non-GAAP financial measures. Set forth below is a reconciliation (amounts in millions) of net income to EBITDA and then to Adjusted EBITDA for the years ended December 31, 2011 (preliminary) and December 31, 2010 (actual) for Oncor. EBITDA refers to earnings (net income) before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA (as defined in certain EFIH debt covenants) refers to EBITDA adjusted to exclude non-cash items and other adjustments. For more information on EBITDA and Adjusted EBITDA, see note (a) below.

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Net income	$367	$352
Income tax expense	229	215
Interest expense and related charges	359	347
Depreciation and amortization	719	673

EBITDA (a)	1,674	1,587
Interest income	(32)	(38)
Purchase accounting adjustments (b)	(29)	(34)
Other adjustments (c)	26	8

Oncor Adjusted EBITDA	1,639	1,523
Distributions to Oncor Holdings	(116)	(169)

Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	$1,523	$1,354

(a)	Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Oncor does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Oncor does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management's discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, Oncor's presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies or to other presentations of Adjusted EBITDA previously provided by Oncor.
(b)	Purchase accounting adjustments consist of amounts related to the accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting.
(c)	Other adjustments consist of amounts related to non-cash items, unusual items and other adjustments allowable under the indentures governing certain of EFIH’s debt.

Oncor Holdings Unaudited Preliminary Financial Data

Selected unaudited preliminary financial data for Oncor Holdings for the year ended December 31, 2011 and actual financial data for the year ended December 31, 2010 (amounts in millions) are provided in the table below:

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Total operating revenues	$3,118	$2,914
Operating income	$693	$655
Net income	$360	$347
Net income attributable to Oncor Holdings	$286	$277

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:	/s/ John M. Casey
Name: Title:	John M. Casey Vice President – Treasurer

Dated: January 31, 2012